Exhibit 23.3

Donnelly Penman & Partners, Inc.
January 22, 2014

We hereby consent to the use of our opinion letter, dated November 12, 2013, to the Board of Directors of SCB Bancorp, Inc. included as Annex B to the Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of Horizon Bank. In giving this consent, we do not admit that we come within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Donnelly Penman & Partners, Inc.

By:	/s/ John C. Donnelly
John C. Donnelly, Managing Director